FREE WRITING PROSPECTUS

Relating to the resale of shares of Class A common stock by certain selling shareholders

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-275508

FreeCast, Inc.

Class A Common Stock

Nasdaq Global Market (Ticker: CAST)

IMPORTANT INFORMATION

This free writing prospectus relates to the resale of shares of Class A common stock of FreeCast, Inc. by certain selling shareholders identified in the final prospectus dated February 11, 2026 filed pursuant to Rule 424(b)(4), as supplemented by the prospectus supplement filed with the Securities and Exchange Commission on March 9, 2026.

FreeCast will not receive any proceeds from the sale of shares by the selling shareholders.

Investors should read the final prospectus, as supplemented, and the other documents that FreeCast has filed with the U.S. Securities and Exchange Commission for more complete information about the company and the listing of its Class A common stock.

Additional information regarding certain partnerships, distribution relationships and regional platform deployments referenced in this free writing prospectus is contained in the prospectus supplement filed with the Securities and Exchange Commission on March 9, 2026, including the press releases included in Appendix A to that prospectus supplement.

Investing in FreeCast securities involves risks. Investors should carefully review the risk factors described in the final prospectus before making an investment decision.

This free writing prospectus contains forward-looking statements within the meaning of the federal securities laws.

Company Overview

FreeCast is a technology company that develops software platforms designed to help consumers navigate the growing number of streaming television services. The company’s platform aggregates streaming entertainment into a unified digital interface through which users can discover programming across multiple streaming sources.

FreeCast’s SmartGuide® technology is designed to organize streaming programming from multiple sources into a guide-style interface accessible across internet-connected devices. The platform includes access to hundreds of streaming channels across both live and on-demand programming environments.

Nasdaq Direct Listing

FreeCast’s Class A common stock is expected to begin trading on the Nasdaq Global Market under the symbol “CAST” on March 10, 2026. The direct listing will allow shares registered under the company’s registration statement to be sold by existing shareholders in the public market. The company is not issuing new shares or raising capital in connection with the listing. The opening trading price will be determined through the Nasdaq opening auction based on buy and sell orders in the market.

Recent DevelopmentS

The following descriptions summarize certain partnerships, distribution relationships and platform deployments previously announced by the company and provide updates regarding the deployment of the FreeCast platform through those arrangements.

Device Distribution Partnerships

FreeCast has announced a distribution relationship with consumer electronics and IoT company Foxx Development under which the FreeCast streaming platform is intended to be made available on certain Foxx smartphones and tablets. Foxx devices are distributed through various wireless carriers, retail partners and international distribution channels. The devices provide users with access to the FreeCast streaming aggregation platform, which includes hundreds of streaming channels and integrated access to subscription streaming services.

FreeCast’s platform is designed to be pre-installed or made available through application marketplaces on supported devices, allowing users to access streaming television programming through a unified guide-style interface that aggregates both live and on-demand streaming sources.

Following device integration and testing processes, the FreeCast platform has been deployed through these device distribution channels since the fourth quarter of 2025. FreeCast has since begun onboarding users through these deployments.

Telecommunications and Connectivity Partnerships

FreeCast has announced relationships with mobile and broadband providers participating in federal connectivity initiatives, including the Lifeline program and the Affordable Connectivity Program. Through these relationships, the FreeCast platform is offered to eligible wireless and broadband subscribers as part of broader digital access initiatives designed to expand access to streaming television services.

FreeCast has announced partnerships with wireless providers including Unity Wireless and Assist Wireless as well as collaborations with organizations serving participants in federal connectivity programs. These relationships allow the FreeCast platform to be introduced through telecommunications distribution channels serving wireless and broadband subscribers across multiple regions of the United States.

Following earlier integration and testing activities, the company began deploying the platform through these telecommunications partnerships during the fourth quarter of 2025 and has since begun onboarding users through those distribution channels.

Caribbean Platform Deployment

FreeCast has also announced the launch of a free streaming television platform serving Caribbean markets. The platform has been described as supporting distribution across approximately 25 Caribbean countries and territories in the region and providing access to hundreds of streaming channels and on-demand programming through the FreeCast platform.

The company has described relationships with regional broadcasters and distribution partners intended to support the delivery of streaming programming across mobile devices, broadband networks and other connected television environments throughout the region. These relationships are intended to demonstrate how streaming aggregation technology can be deployed by regional telecommunications providers and distribution partners in markets where traditional cable infrastructure may be limited.

The company initiated deployment of the platform across Caribbean markets during the fourth quarter of 2025. The company has since begun onboarding users through regional distribution channels.

According to the company, recent onboarding activity through these regional distribution channels has averaged approximately 100 to 200 new user registrations per day across Caribbean markets.

Platform Overview

FreeCast’s platform is designed to connect three primary participants in the streaming ecosystem: consumers, telecommunications and broadband distributors, and streaming programmers. Consumers access streaming content through the SmartGuide interface across multiple connected devices, while telecommunications providers, device manufacturers and other distribution partners may integrate the platform into their services and hardware environments.

Platform-AS-A-Service Strategy

FreeCast’s strategy includes licensing its streaming aggregation technology through a platform-as-a-service model. Rather than relying solely on direct consumer acquisition, FreeCast works with distribution partners and consumer platforms that may deploy the FreeCast interface through co-branded or licensed implementations.

International Opportunities

FreeCast has also begun exploring opportunities to deploy its platform in international markets. These initiatives are intended to demonstrate how streaming aggregation technology may be used by regional telecommunications and broadband providers to deliver digital television services in markets where traditional cable infrastructure may be limited.

Technology Infrastructure

FreeCast’s platform operates using a combination of internally managed systems and third-party cloud computing infrastructure, including services provided through Amazon Web Services (AWS). These services support data processing, storage and other operational functions used in the company’s streaming aggregation platform.

Business Model and Revenue Streams

FreeCast generates revenue from several sources associated with its streaming platform, including advertising revenue generated within the platform, subscription revenue from premium content packages and pay-per-view programming, licensing revenue from partnerships with distributors and platforms, product revenue from digital television antenna products and referral fees earned through relationships with content providers.

Equity Line of Credit

FreeCast has entered into an equity line of credit arrangement that allows the company, subject to the terms of the agreement, to sell shares of its Class A common stock from time to time for aggregate proceeds of up to $50 million. Sales under the facility may occur at the company’s discretion, subject to market conditions and the requirements of the agreement.

Related Party Financing

Nextelligence, Inc., an entity controlled by William A. Mobley, Jr., has historically provided financing to the company through convertible promissory notes. In March 2024, approximately $14.7 million under a Nextelligence convertible note was converted into shares of the company’s Class A common stock, and in July 2025 approximately $4.1 million under a subsequent Nextelligence note was converted into Class A common stock at a conversion price of $8.00 per share, in accordance with the terms of those notes.

Founder and Leadership

FreeCast was founded by William A. Mobley, Jr., who serves as the company’s Chief Executive Officer and Chairman. Prior to founding FreeCast, Mobley was involved in digital media ventures including MegaMedia and MegaChannels, initiatives focused on the development of online television distribution platforms.